Michael H. Bison 617.570.1933 mbison@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

May 26, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Mail Stop – 6010

Attention: Perry Hindin

Re:	LeMaitre Vascular, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 26, 2006

File No. 333-133532

Ladies and Gentlemen:

This letter is being furnished on behalf of LeMaitre Vascular, Inc. (the “Company”) in response to comments contained in the letter dated May 22, 2006 (the “Letter”) from Perry Hindin of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to George W. LeMaitre, Chairman, Chief Executive Officer and President of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on May 2, 2006. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on May 26, 2006.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments will also be provided to Jay Mumford, Julie Sherman and Kaitlin Tillan of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

United States Securities and Exchange Commission

May 26, 2006

Prospectus Cover Page

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

RESPONSE: The Company confirms that any preliminary prospectus it circulates to prospective investors will include all non-Rule 430A information, including a bona fide estimate of the public offering within that range.

Prospectus Summary, page 1

2.	We note your products cover areas “outside of the heart.” Please distinguish peripheral vascular disease from coronary artery disease, and explain that the FDA has not approved your products to treat coronary artery disease.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 61 of Amendment No. 2. The Company supplementally advises the Staff that, although most of its products are not indicated for use in the treatment of coronary artery disease, and although none of the Company’s products is marketed for use in the treatment of coronary artery disease, the indications for use of three of the Company’s product lines are sufficiently broad to permit use in the treatment of coronary artery disease, namely the AnastoClip Vessel Closure System, VascuTape Radiopaque Tape and LeMaitre Embolectomy, Occlusion and Perfusion Catheters.

3.	Please provide us independent, objective support for the statements regarding your leadership and market standing. For example, you indicate in the summary and in other parts of your prospectus that you are “a leading global provider of innovative medical devices,” that you have a “diversified product portfolio…of well know brand name products” and that several of your products are “the world’s most widely used.”

RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of its supporting material regarding the statements regarding its leadership and market standing.

4.

Please provide objective, independent support for the data and trends that you cite in the prospectus, including without limitation, your statements in the second and third paragraphs of the summary and on pages 57 and 62, clearly marking the relevant

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May 26, 2006

sections of those reports. Also, with regard to the data you cite in this section, please tell us:

•	how you confirmed that the data reflects the most recent available information,

•	whether the data is publicly available,

•	whether you paid for the compilation of the data,

•	whether the data was prepared for use in the registration statement, and

•	whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of supporting material for the data and trends cited by the Company in the prospectus. As more fully described in these materials, the Company respectfully advises the Staff that in nearly all cases the data and trends cited by the Company in the prospectus are the Company’s own estimates, and are derived from publicly available information released by independent industry analysts and third party sources, as well as data from the Company’s internal research, and are based on assumptions made by the Company based on such data and its knowledge of such industry and markets, which it believes to be reasonable. The Company respectfully advises the Staff that all of the sources specifically cited in the prospectus are publicly available, and as such the Company has neither sought nor obtained the consent of such parties. With regard to the sources cited in the supporting material supplementally provided to the Staff (but not specifically cited in the prospectus), the Company advises the Staff that because it has not specifically cited such parties in the prospectus, it has neither sought nor obtained the consent of such parties. Finally, the Company advises the Staff that it did not retain or pay any third party to prepare data for inclusion in the Registration Statement. Rather, the supporting material supplementally provided to the Staff represents information either publicly available or otherwise acquired or made available to the Company in connection with its internal research activities conducted in the ordinary course of business. Based on these activities, the Company advises the Staff it believes that the supporting material supplementally provided to the Staff is, or is consistent with, the most recent available information in all material respects.

5.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your net sales with an equally prominent description of your losses.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 1 of Amendment No. 2.

United States Securities and Exchange Commission

May 26, 2006

6.	We note that 72% of your sales have come from acquisitions please balance that disclosure to discuss risks associated with reliance on such acquisitions.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 3 of Amendment No. 2.

Risk Factors, page 7

If we fail to expand our sales force…, page 7

7.	It appears that your non-U.S. sales are concentrated in the UK, Germany, Switzerland and Japan. Please clarify with more specificity what markets you seek to enter so that investors can more precisely evaluate the risks of foreign operations. We note your Chinese Clinical Study described on page 64.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 7, 60 and 66 of Amendment No. 2.

If we fail to convert additional countries from distributor sales…, page 8

8.	Please identify whether your distribution contracts as described on page 65 would inhibit you from ending relationships with your distributors.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 8 and 66 of Amendment No. 2.

Some of our devices have been recently introduced…, page 9

9.	You state your AnastoClip Vessel Closure system “would be negatively affected.” Yet it appears to have been on the market for a few years. Please explain whether you have experienced negative effects of adoption of this product, or when you anticipate such an impact could occur.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 9 of Amendment No. 2.

From time to time we may become subject to tax audits…, page 16

10.	Please explain if the scope of the February 2006 IRS audit is limited in any way.

United States Securities and Exchange Commission

May 26, 2006

RESPONSE: The Company supplementally advises the Staff that in February 2006 it received from the Internal Revenue Service an Informational Document Request (Form 4564) requesting documents for the year ended December 31, 2004, and in March 2006 it received from the Internal Revenue Service an Informational Document Request (Form 4564) requesting documentation relating to the Company’s support for its transfer pricing methodologies for the year ended December 31, 2004. The Company advises the Staff that the Internal Revenue Service has not indicated to the Company that there is any limit with respect to its audit. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 16 of Amendment No. 2.

11.	We note you state you mistakenly believed your customers to be exempt from California state sales tax. Was that mistaken belief based upon the premise that you believed you did not have a physical presence or substantial nexus as you describe, or are there other risks relating to state tax liability to be identified?

RESPONSE: The Company supplementally advises the Staff that the Company mistakenly believed that its California not-for-profit customers were exempt from state sales tax. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 16 of Amendment No. 2.

Ownership of our common stock by our vascular surgeons…, page 16

12.	We note your discussion of risks associated with physicians who are your shareholders. Please expand if you believe this could apply to members of your scientific advisory board.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 16 of Amendment No. 2.

If we fail to observe the terms of our agreements…, page 25

13.	Please explain whether you believe this offering will trigger any provisions in your material agreements such as the provision in the Bard agreement restricting sale of over 30% of your stock.

RESPONSE: The Company confirms to the Staff that it does not believe that this offering will result in a breach of any provision of the agreements filed as exhibits to the Registration Statement, including the Bard agreement.

Future sales of our common stock, page 28

United States Securities and Exchange Commission

May 26, 2006

14.	Please clarify whether the lockup will cover all of your current shareholders, or just some percentage of shareholders.

RESPONSE: The Company supplementally advises the Staff that all of its current stockholders will be subject to lock-up agreements with the underwriters. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 28 of Amendment No. 2.

Use of Proceeds, page 32

15.	Please state the approximate amount intended to be used for each of the purposes you identify.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 32 of Amendment No. 2. The Company supplementally advises the Staff that it believes that the revised disclosure is complete and accurate since, other than with respect to the repayment of indebtedness and other amounts payable to the Company’s commercial lender, none of the proceeds has been or will be specifically designated as set aside for any specific purpose.

16.	If you are discharging your indebtedness, set forth the interest rate and maturity of such indebtedness. If such indebtedness was incurred within one year, describe the use of the proceeds of such indebtedness.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 32 of Amendment No. 2.

Capitalization, page 33

17.	Please revise to reflect a separate column for the conversion of your preferred stock. That is, this event should not be included with the effect of the sale of the common shares by you in the offering. Please similarly revise your pro forma presentation on page 6.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 6 and 33 of Amendment No. 2.

18.	Please remove the cash and cash equivalent caption from this table.

United States Securities and Exchange Commission

May 26, 2006

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 33 of Amendment No. 2.

Selected Consolidated Financial Data, page 36

19.	Please remove the caption “unaudited” from the tables on pages 36 and 37 to avoid giving the impression that the other columns are audited.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 2, 5, 36 and 37 of Amendment No. 2.

Management’s Discussion and Analysis, page 38

20.	Please revise the overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. For example, discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. Delete repetitive disclosure, such as the first two paragraphs that also appear in the summary. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 38-40 of Amendment No. 2.

Results of Operations, page 40

21.

We note that your financial statements reflect higher revenues due to “increased unit sales,” “higher average selling prices,” and acquisitions. Under SAB Topic 13.B, “[c]hanges in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease.” Also, under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes “where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.” As such, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also analyze those and any other significant reasons

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May 26, 2006

underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 42, 44 and 46 of Amendment No. 2.

Contractual Cash Obligations, page 48

22.	Please revise to provide tabular disclosure of all of your known contractual obligations as specified in the table following paragraph (a)(5)(i) of Item 303 of Regulation S-K, as apposed to disclosing only your cash obligations. Please make sure that you provide the required information for each category specified, including “Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP.”

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages 49 of Amendment No. 2. The Company confirms that it has provided the required information for each category specified in paragraph (a)(5)(i) of Item 303 of Regulation S-K, including non-cash obligations. The Company supplementally advises the Staff that $136,000 of the other long-term liabilities disclosed on the Company’s balance sheet are disclosed in the tabular disclosure as operating lease obligations per SFAS No. 13. Purchase obligations include $17,000 of non-cash stock obligations to a consultant. Additionally, $580,000 of deferred tax liabilities on the balance sheet are not included as contractual obligations because the reversal period is indeterminable.

Critical Accounting Policies and Estimates, page 49

Stock-Based Compensation, page 50

23.	We believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions used to value the stock options could have a material impact upon your financial statements:

•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

•	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

RESPONSE: As further described in the Company’s response to Comment 44 below, the Company supplementally advises the Staff that it has been tentatively advised by the

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May 26, 2006

underwriters that the price range for the common stock to be sold in the proposed initial public offering is expected to be between $10.00 and $12.00 per share. At March 31, 2006, there were 1,469,577 shares of common stock issuable upon the exercise of stock options then outstanding at a weighted average exercise price of $5.78 per share. Using the midpoint of the expected price range, $11.00 per share, this equates to an aggregate intrinsic value of $7.7 million. The Company supplementally advises the Staff that when it includes a price range in a subsequent amendment to the Registration Statement it will include a description of the aggregate intrinsic value in response to the Staff’s comment. The Company notes that during the twelve-month period ended March 31, 2006 the Company granted stock options with exercises prices ranging from $11.11 to $11.84. As disclosed in the Registration Statement on page 51, prior to this initial public offering there was no public market for the Company’s common stock, and in connection with its issuance of stock options fair value was estimated by the Company’s board of directors, with input from management. Specifically, during the twelve-month period ended March 31, 2006, fair value was determined by the Company’s board of directors by multiplying the Company’s trailing six months of net sales by two, and then multiplying that amount by four. The Company believes this to be an appropriate methodology based upon internal peer company analyses and based on several arms-length transactions involving its common stock. These values have been further corroborated by a retrospective valuation of the Company’s common stock performed by a third-party independent appraisal firm. The Company respectfully submits that the proposed price range for the public offering evidences the reasonableness of the valuation methodology historically applied by the Company’s board of directors.

Valuation of Goodwill, Other Intangibles, page 52

24.	If true, please revise the third sentence in the first paragraph to state that you test goodwill for impairment annually. Refer to paragraph 26 of SFAS 142.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 53 of Amendment No. 2.

25.	We note from your discussion on page 52 that other intangible assets include in-process research and development and purchased developed technology. We also note that your intangible assets are amortized over five to eight years. We did not see a discussion regarding these assets in the footnote on page F-13. In addition, the footnote on page F-13 refers to amortization periods of five to 17 years. Please reconcile and tell us the nature of and accounting for your in-process research and development. Please refer to paragraphs 39 and 42 of SFAS 141 and paragraph 5 of FIN 4.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 54 of Amendment No. 2. The Company supplementally advises the Staff that none of its acquisitions has included the acquisition of in-process research and development. In all cases, research and development performed by the acquiree prior to the

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acquisition was either completed and commercially available at the time of the acquisition, or if in-process, the development was not continued, or otherwise used by the Company in any way after the acquisition. Accordingly, no value could have been ascribed to in-process research and development as of the date of each of the Company’s acquisitions. In addition, the Company supplementally advises the Staff that intangible assets are amortized over a period of five to seventeen years.

Business, page 57

26.	You disclose that you have substantially completed the integration of your various acquisitions. To the extent material, please supplement your disclosure to describe what remains to be done to complete such integration.

RESPONSE: The Company supplementally advises the Staff that its integration of the various acquisitions is materially complete, except that not all of the manufacturing operations acquired by the Company have been relocated to the Company’s Burlington, Massachusetts headquarters. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 60 of Amendment No. 2.

Intellectual Property, page 68

27.	Please disclose the dates that your owned and licensed patents expire.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 69 of Amendment No. 2.

Legal Proceedings, page 77

28.	Please include a discussion of Boston Scientific’s opposition proceeding in the European Patent Office.

RESPONSE: The Company respectfully advises the Staff that it does not consider Boston Scientific’s opposition proceeding in the European Patent Office to be a legal proceeding requiring disclosure under Item 103 of Regulation S-K. In order to provide the Staff with additional background, the Company supplementally advises the Staff that on October 12, 2005 Boston Scientific Corporation filed a Notice of Opposition to the European Patent Office seeking to invalidate European Patent 1,202,682, which was recently granted to the Company and relates to its EnfoFit Aortic Stent Graft product line. In its opposition, Boston Scientific argues that the patent is invalid because (i) the subject matter of the patent is not patentable art, (ii) the patent does not disclose the invention in a manner sufficiently clear and complete for it to be carried out by a person skilled in the art, and (iii) the subject matter of the patent extends beyond the

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application as filed. As such, the opposition does not seek to restrict the Company’s operations in any manner. Specifically, even if the opposition was successful it would not restrict the Company’s ability to manufacture or market its EnfoFit Aortic Stent Graft product line. Rather, the opposition would only restrict the ability of the Company to prevent others from manufacturing or marketing certain competitive devices. The Company supplementally advises the Staff that it already faces substantial competition with respect to this device. As described in the Registration Statement on pages 12 and 68, the Company faces significant competition from a wide range of competitors, including Medtronic, Inc., Cook Group Incorporated and W.L. Gore & Associates, each of which already manufactures and markets competitive products. For these reasons, the Company considers the Boston Scientific opposition proceeding to be a significant administrative proceeding relating to its intellectual property portfolio (and thus has disclosed the proceeding to investors), but not a material legal proceeding requiring disclosure under Item 103 of Regulation S-K. Further, the Company respectfully submits that disclosing Boston Scientific’s opposition proceeding in such a manner could potentially mislead investors by implying that the Company’s European Patent 1,202,682 provides a material competitive advantage to the Company, which the Company does not believe to be the case.

Principal Stockholders, page 93

29.	Please identify the individuals who have or share voting and/or investment control over the shares held by Housatonic Partners.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 95 of Amendment No. 2.

30.	Please confirm that the amounts held by the LeMaitre Family LLC are included in George LeMaitre’s individual holdings. Also, please clarify whether Cornelia W. LeMaitre’s holds any power to vote or dispose of the shares held by the LeMaitre Family LLC.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 95 of Amendment No. 2.

Market and Industry Data, page 105

31.	You may not disclaim responsibility for your disclosure. Statements such as “cannot assure you of its accuracy or completeness” are not appropriate. Please remove such limiting language.

United States Securities and Exchange Commission

May 26, 2006

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page 106 of Amendment No. 2.

Financial Statements, page F-1

Note 1. Significant Accounting Policies and Related Matters, page F-10

Revenue Recognition, page F-11

32.	We see from your disclosure that “the company assesses whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction.” Please tell us and disclose more about your determination of when the fee is fixed and determinable for your agreements. Please include a discussion of any contingencies such as conditions of acceptance, warranties, price protection, etc. Please disclose when you recognize revenue for consignment transactions.

RESPONSE: The Company supplementally advises the Staff that substantially all sales transactions are based on fees, or prices, which are determinable at the time the order is placed based on the customer’s purchase order and accepted by Company. Orders that are not accompanied by a purchase order are either confirmed in writing, or verbally with the customer. The products the Company sells are primarily off-the-shelf (non-custom) disposable medical devices and customer acceptance is not required as a condition of the sale. After the delivery of the product, there is no uncertainty about customer acceptance due to the lack of customer acceptance condition and the nature of the product. Consequently, there is no contingency for customer acceptance. The Company’s cost of replacing defective products is not material and is accounted for at the time of replacement. The Company does not have a policy or a practice of providing price protection to its hospital customers or distributors. In addition, the Company advises the Staff that the amount of returned products to the Company has not been material, although the Company does provide for an allowance for future sales returns, which is based on historical credit experience. Finally, the Company advises the Staff that its consigned transactions are immaterial in amount. The Company advises the Staff that it does not recognize revenue on consigned sales until the customer notifies the Company that the products have been used. This typically occurs upon re-order by the customer. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-11 of Amendment No. 2.

Goodwill, page F-12

33.

Given the significance of goodwill to your balance sheet, please expand this note to explain how you assess goodwill for impairment. We note that you provided similar disclosure for your discussion of the impairment of long-lived assets. Refer to paragraphs 19-22 of SFAS 142. Please also note that goodwill should be allocated to

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and assessed for impairment based upon reporting units, which is not necessarily the same as your segments. See paragraphs 30—36 of SPAS 142.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-13 of Amendment No. 2.

In addition, the Company supplementally advises the Staff that it evaluates the carrying value of goodwill on a single reporting unit basis, since discrete financial information is only available on a Company-wide basis, and this is the financial information that the Company’s management regularly uses to review its operating results. This discrete information is comprised of a Company-wide consolidating and consolidated statement of operations and balance sheet. Comparative analysis of operating and financial data is available only on a consolidated basis. Product line information is provided, but no information with respect to gross margin or operating profit is generated by product line or class.

Stock-Based Compensation, page F-13

34.	It appears that as a nonpublic entity you used the minimum value method for pro forma disclosure purposes under SFAS 123. Please remove this disclosure for outstanding awards accounted for under the intrinsic value method of APB 25. Refer to paragraph 85 of SFAS 123R.

RESPONSE: The Company acknowledges that upon the presentation of comparative annual financial statements which include those for the year ending December 31, 2006, the Company will be required under paragraph 85 of SFAS 123R to delete SFAS 123 pro forma disclosures. However, the Company respectfully submits that the deletion of SFAS 123 pro forma disclosures in the December 31, 2005 financial statements would represent a departure from generally accepted accounting principles. The Company does agree that the deletion of the 2005 quarterly pro forma disclosures is appropriate and, accordingly, these disclosures have been deleted in the Registration Statement. The Company respectfully disagrees with the Staff’s request and concludes that the 2003, 2004 and 2005 pro forma disclosures are appropriately included in the annual audited financial statements.

Commitments and Contingencies, page F-14

35.	We noted on page 20 that you initiated three voluntary product recalls in 2005. We noted no discussion of this recall in the notes to your financial statements or MD&A. With a view towards disclosure, please tell us about the nature of the product recall, your accounting for the recall, and its significance to your financial statements.

United States Securities and Exchange Commission

May 26, 2006

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see the revision on page F-14 to Amendment No. 2. The Company supplementally advises the Staff that it had three product recalls during the fiscal year 2005 as follows:

(1) Single Lumen Catheter. A packaging end cap was discovered missing on one single lumen catheter package in or around January 2005. The discovery was made prior to the product shipment by in-house inspection personnel. As a precaution, the Company initiated a recall in January 2005 as well as an immediate investigation into the issue. The recall resulted in a total of 0 units being returned to the Company, and 0 units being replaced by the Company free of charge. Upon completion of the investigation and recall, no other deficiencies were found and the issue was closed. The Company has sent a Closure Letter to the FDA and the FDA has closed the file.

(2) Aortic Occlusion Catheter. Two packaging issues were discovered relating to the Aortic Occlusion Catheter: a) cracks in a small percentage of the packaging corners were noticed by in-house inspection personnel in or around April 2005, and b) holes in some packaging trays were discovered, also by in-house inspection personnel, in or around April 2005. Both issues were similar in that they suggested a potential breach in sterility. As a precaution the Company initiated a product recall in May 2005, as well as an immediate investigation into the issue. The recall resulted in a total of approximately 137 units being returned to the Company, and 137 units being replaced by the Company free of charge. Upon completion of the investigation and recall, no other deficiencies were found, and enhanced manufacturing procedures satisfactory to the Company were implemented. The Company has sent a Closure Letter to the FDA, and is waiting for FDA final resolution.

(3) Implantable Port. A labeling issue was discovered relating to the incorrect catheter size printed on the label. The analysis of the issue did not indicate any health hazards with the mislabeled product. After a review of the lot history records, the Company found that only one hospital had purchased ports (quantity: 7) from the affected lots. A product recall was initiated in or around August 2005. A total of 4 ports were returned and replaced free of charge. The Company has sent a Closure Letter to the FDA, and is waiting for FDA final resolution.

In total, the Company received 141 returned units, and replaced 141 units under these product recalls, which in each case was recorded as expense at the time of replacement in the Company’s financial statements. The cost to the Company of the returned and replaced units was under $10,000. Based upon this experience, the Company has determined that any additional liability under these three product recalls is neither probable nor significant and therefore has not reserved any further costs for these product recalls as of December 31, 2005 or March 31, 2006. Based upon the infrequency of the recalls and immaterial amounts involved, the Company does not provide for these costs at time of shipment but records the costs at the time the recall occurs.

Based on the foregoing, the Company believes its disclosure is appropriate.

Net Income (Loss) per Share, page F-15

United States Securities and Exchange Commission

May 26, 2006

36.	On page F-15, we note that you used the two-class method to compute EPS. Please respond to the following comments:

•	Please tell us why there was no amount allocated for the redemption value of the common stock for the three months ended March 31, 2006.

RESPONSE: The Company supplementally advises the Staff that it has determined that the increase in the redemption value of common stock amounted to $10,165 during the quarter ended March 31, 2006. This amount has been included in the tables on pages F-16 and F-17. Affected amounts in the table for this change have been revised accordingly.

•	Please clarify in the table whether the “participating stockholders” are only the preferred stockholders.

RESPONSE: The Company supplementally advises the Staff that participating securities include the preferred stock and common stock subject to redemption. As discussed in the response to the next comment, undistributed earnings have not been allocated to preferred stock since the dividend is payable only upon liquidation of the Company. Common stock subject to redemption has been classified as a participating security based upon paragraph 19 of EITF D-98 which states “when a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable security should be reflected in earnings per share using a method akin to the two-class method.” Since the redemption value is formula-based, this class of common stock meets the definition of a participating security.

•	Please provide us with your analysis in determining that the preferred stock should participate in undistributed earnings. We note that the dividend rights of the preferred stock only apply in the event of your liquidation. Refer to example B of paragraph 16 of EITF 03-6.

RESPONSE: The Company supplementally advises the Staff that, as mentioned in the response to the comment above, the preferred stock, although classified as a participating security, does not meet the criteria as set forth in Example B of paragraph 16 of EITF 03-6 for the allocation of undistributed earnings.

•	Please provide us with your analysis in determining that only the redemption amount applicable to the common shares subject to repurchase and not the options subject to repurchase should be included in the allocation of net income. Refer to paragraph 9 and 22 of EITF 03-6 and EITF 04-12.

RESPONSE: The Company supplementally advises the Staff that the common stock subject to redemption only includes the award in 1997 of 252,852 shares of common stock as disclosed in paragraph three on page F-28. In accordance with paragraphs 9 and 22 of EITF 03-6 and EITF 04-12, shares issuable upon the exercise of options that are subject to redemption have been excluded from participating securities.

United States Securities and Exchange Commission

May 26, 2006

•	Please explain why you deducted the redemption value of the common stock in determining “net income (loss) applicable to common stockholders.” That is, address how your calculation considered paragraph 19 of EITF Topic D-98.

RESPONSE: The Company supplementally advises the Staff that, as described in the response to the third bullet in comment 36 above, paragraph 19 of EITF D-98 indicates that a class of common stock redeemable at other than fair value should be reflected in earnings per share using a method akin to the two-class method. Based on this guidance and the fact that the redemption value of the common stock is formula-based, the Company has classified this common stock as a participating security to which available earnings are allocable.

37.	Please respond to the following comments:

•	On page F-16, please reconcile the net income applicable to common stockholders on a diluted basis for the three months ended March 31, 2006 in the first table with the similar amount in the second table.

RESPONSE: The amount in the second table should have conformed to the amount in the first table. Based on the response to the first bullet in comment 36, both amounts have been changed to $305.

•	On page F-16, please reconcile the shares used in computing diluted net income (loss) per common share in the first table with the similar amounts in the second table.

RESPONSE: The share amounts included in the second table on page F-17 in periods in which there is a net loss available to common stockholders represent only the weighted-average shares of common stock outstanding since the inclusion of common stock equivalents would be anti-dilutive. The first table and second tables on page F-17 have been revised to allow the basis for the use of these different share amounts to be more readily determinable.

•	On page F-17, please reconcile the number of common stock equivalents excluded from diluted net income (loss) per share in the table with the similar amounts in the first and second tables on page F-16.

RESPONSE: The first table on page F-16 has been revised to include a subtotal captioned “Common Stock Equivalents.” The common stock equivalent shares in this caption agree with the table on page F-17 for those periods in which the inclusion of common stock equivalents would be anti-dilutive.

38.	On page F-16, you disclose that you included the estimated number of shares issuable in the future in connection with certain business acquisitions in weighted-average shares. Please respond to the following comments:

United States Securities and Exchange Commission

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•	Please tell us and disclose for which periods the shares are included and whether the shares are included in both basic and diluted shares.

RESPONSE: The number of shares issuable in connection with certain business acquisitions has been disclosed in the first table on page F-16 as a component of weighted average shares of common stock and, accordingly, included for both basic and diluted EPS. These shares are not contingently issuable but issuable at specified future dates and are included in accordance with paragraph 91 of SFAS No. 128 that states that issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued. The number of shares is based upon a stated dollar value and the fair value of the common stock at the specified date. For purposes of calculating the effect on the weighted-average shares outstanding, the Company used the fair value of the common stock at the end of each reporting period. The number of shares issuable for fiscal 2003, 2004 and 2005 amounted to 23,557, 23,039 and 18,381, respectively. The number of shares issuable at March 31, 2005 and 2006 amounted to 9,569 and 0 shares, respectively. These share amounts have been shown separately in the first table on page F-16.

•	Please include the individual share amount effect of the shares issuable in future periods in your reconciliations. See paragraph 40(a) of SFAS 128 and Illustration 3 in Appendix C.

RESPONSE: The first table on page F-16 has been revised to show the effect of the shares issuable in connection with acquisitions in future periods.

•	Please tell us why you included the shares issuable in a future periods in your EPS calculation. Refer to paragraphs 10, 30—35, 91, and 116—121 of SFAS 128.

RESPONSE: As discussed in the first bullet to this response, the shares issuable have been included in EPS since they are not contingently issuable and there are no circumstances under which the shares will not be issued.

•	Please tell us and disclose the terms and amount of these shares issuable in the future and any other material contingent payments, options, or commitments specified in your acquisition agreements and the accounting treatment that you will follow should any such contingency occur. See paragraph 51(f) of SFAS 141.

RESPONSE: As discussed above the shares issuable in connection with certain acquisitions have been disclosed in the first table. These are the only shares of common stock issuable with respect to these acquisitions except for $1.0 million of common stock contingently issuable for the Endomed acquisition upon achievement of a milestone in 2005 which was not achieved. This contingent arrangement has been disclosed in Note 2 on page F-18. There were no other contingent payments, options or commitments in connection with acquisitions during the three years ended December 31, 2005.

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May 26, 2006

Note 2. Acquisitions, page F-18

39.	We see that you purchased Endomed, Inc. on February 2, 2005 for total consideration of $4.1 million and provided financial statements for Endomed, Inc. for the most recent fiscal year and the subsequent interim period up through the date of acquisition. Please show us how you determined the periods to be presented for the acquired business under Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

RESPONSE: In connection with a public offering, Rule 3-05(b)(2) of Regulation S-X generally requires that registrants include in the registration statement audited financial statements for recently completed acquisitions, if those acquisitions are “significant” to the registrant. The significance of an acquired business is evaluated under Rule 1-02(w) of Regulation S-X based upon three criteria (in each case, based on the registrant’s most recently completed fiscal year prior to acquisition). The Company supplementally advises the Staff that, in accordance with Rule 1-02(w), it has calculated the significance level of Endomed, Inc. as follows:

1) In accordance with Rule 1-02(w)(1), the Company’s investments in and advances to Endomed, Inc. (representing the purchase price) were slightly less than 20% of the total assets of the Company as of December 31, 2004, the end of the Company’s most recently completed fiscal year prior to the acquisition of Endomed, Inc. (the “Investment Test”).

2) In accordance with Rule 1-02(w)(2), the Company’s proportionate share of the total assets (after intercompany eliminations) of Endomed, Inc. were 8.0% of the total assets of the Company as of December 31, 2004, the end of the Company’s most recently completely fiscal year prior to the acquisition of Endomed, Inc. (the “Assets Test”).

3) In accordance with Rule 1-02(w)(3), the Company’s equity in the income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Endomed, Inc. was approximately 190% of the Company’s income from continuing operations for the year ended December 31, 2004, the end of the Company’s most recently completed fiscal year prior to the acquisition of Endomed, Inc. (the “Income Test”).

Because Endomed’s income from continuing operations for the year ended December 31, 2004 exceeds 50% of the income from continuing operations of the Company for the same period, pursuant to Rule 3-05(b)(2)(iv) the full financial statements specified in Rules 3-01 and 3-02 of Regulation S-X are required to be furnished, provided that financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $25 million. Because net revenues reported by Endomed, Inc. in its most recent fiscal year did not exceed $25 million (in fact Endomed, Inc. had net revenues of less than $2.0 million in 2004), the Company has elected not to include in

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the Registration Statement the earliest of the three fiscal years that would otherwise be required to be furnished.

The Company has included in the Registration Statement audited financial statements which include operating results of the acquired business for a continuous period of two years. Specifically, consolidated audited financial statements of the Company include the operating results of the acquired business from and after February 2, 2005, the date of acquisition, to December 31, 2005, as well as the separate audited financial statements of Endomed, Inc. for the year ended December 31, 2004 and the interim period from January 1, 2005 up through the date of acquisition, February 2, 2005. There is no gap between these periods.

The Company notes that, in addition to the financial statements described above, the Company has also included in the Registration Statement its unaudited financial statements for the three months ended March 31, 2006, which financial statements also include operating results of the acquired business. In total, the Company has provided 27 months of historical financial statements (24 of which are audited) incorporating the operating results of the acquired business. The Company believes these financial statements provide meaningful sufficient disclosure to investors.

The Company respectfully advises the Staff that it does not believe that including in the Registration Statement the audited financial statements of Endomed, Inc. for the year ended December 31, 2003 is required by Regulation S-X or in any event would provide meaningful disclosure to investors. First, the Company notes that the financial results for the year ended December 31, 2003 were not materially different from the results for the year ended December 31, 2004. Specifically, for the year ended December 31, 2003, net sales (unaudited) were $1.6 million versus $1.9 million for the year ended December 31, 2004, and Endomed, Inc. incurred a net loss (unaudited) of $1.7 million versus $1.8 for the year ended December 31, 2004. Similarly, as of December 31, 2003, Endomed, Inc.’s total assets (unaudited) were $1.0 million, versus $1.6 million for the year ended December 31, 2004.

Moreover, the Company notes that under each of the Investment Test and Asset Test indicated above, no financial statements would be required. Were significance to be measured using net sales (as opposed to income or loss), the Company advises the Staff that the Company’s proportionate share of the total net sales of Endomed, Inc. for the most recently completely fiscal year prior to the acquisition would have been 7.38%, also below the level of significance requiring inclusion of any financial statements.

40.

Please revise to expand your disclosure regarding the primary reasons for the acquisition to include a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51(b) of SFAS 141. In addition, please revise to expand your discussion of the intangible assets identified, including the amount assigned to any major intangible asset class and the weighted-

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average amortization period by major intangible asset class. See paragraph 52(a) of SFAS 141.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages F-18, F-19, F-20 and F-21 of Amendment No. 2.

Note 9. Stockholders’ Equity, page F-25

Series A Convertible Preferred Stock, page P-25

41.	We note that in the event of a liquidation, including a merger, consolidation or reorganization in which the stockholders of the company prior to such event, do not hold a majority of the outstanding common stock of the surviving entity, that the preferred shareholders are entitled to $2.35 per share plus an 8% dividend, compounded annually from the original date of issuance. Please provide us with your analysis regarding the classification of these shares as permanent equity. Please refer to paragraph 8 of EITF Topic D-98.

RESPONSE: The Company believes that its Series A convertible preferred stock is properly classified as permanent equity. Paragraph 8 of EITF Topic D-98 suggests that classification of a security as permanent equity is inappropriate where there would be a deemed liquidation upon a merger or consolidation where the stockholders of the issuing company hold, immediately after such merger of consolidation, stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation. Paragraph 8 of EITF Topic D-98 explains that the classification of a security as permanent equity in such a situation would be inappropriate because “a purchaser could acquire a majority of the voting power of the outstanding stock, without company approval, thereby triggering redemption.” The Company respectfully submits to the Staff that this is not the case with the Company’s Series A convertible preferred stock for several reasons. First, the Company advises the Staff that under the Company’s charter, a deemed liquidation will only occur in the event of a merger, consolidation or reorganization “with or into another corporation.” The Registration Statement has been revised to clarify this point. Please see the revision on page F-27 of Amendment No. 2. The Company notes to the Staff that under the Delaware General Corporate Law such an event would require the consent of the Company’s board of directors and stockholders. Second, the Company supplementally advises the Staff that the Company has since the creation of the Series A class of preferred stock, always held a right of first refusal on the transfer of the shares held by each of its shareholders, including the holders of the Series A convertible preferred shares. Accordingly, the Company supplementally advises the Staff that the Company has the legal right to prevent a purchaser from acquiring a majority of the voting power of the outstanding stock. Third, the Company supplementally advises the Staff that the holders of the Series A convertible preferred stock have never had the right to appoint a majority of the Company’s board of directors. Fourth, the Company advises the Staff that Company’s chief executive officer and his family members

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control a majority of the voting power of the outstanding stock of the Company, which further demonstrates the improbability of a merger or consolidation without Company approval.

Stock Option Plans, page F-26

42.	We note that you awarded options to purchase 386,272 shares of common stock and an award for the purchase of 252,852 shares of common stock to two key executives in 1997. These instruments are putable by the employee and were callable by the company until December 2003, under certain conditions. The redemption amount under the put feature is formula-based. All of the events under which the put may be exercised are not solely within the control of the issuer Please respond to the following comments:

We note that you account for the common stock and stock options subject to repurchase rights under fixed plan accounting based upon the likelihood of the employee exercising the repurchase right. Please tell us how you analyzed the terms of the shares and options in determining the appropriate accounting for them. Explain how you applied APB 25 and related interpretations based on your facts and circumstances, including the fact that the redemption amount was formula-based and not all of the events under which redemption could occur were within control of the issuer.

Please tell us how the adoption of SFAS 123R and FSP FAS123R-4 impacted your classification of these instruments and why. Address your consideration of why the instruments should be classified as equity at January 1, 2006, when you adopted SFAS 123R.

Please tell us how the filing of the registration statement impacted your accounting for these instruments. Address your consideration of why the filing of your Form S-1 resulted in the classification of the instruments as liabilities using the modified-prospective method under SFAS 123R. Discuss how you applied that literature to your facts and circumstances.

Please tell us and disclose how the completion of a public offering will impact your classification of and accounting for these instruments.

Please tell us and disclose the valuation method and significant assumptions used to determine the fair value each of the common shares and the stock options.

Please tell us and disclose why you are using the fair value of the instruments as of December 31, 2005, instead of the fair value as of the date of filing (April 25, 2006).

Since you classified these awards in equity, please tell us how you considered ASR 268, EITF Topic D-98 and SAB 107 in your classification.

Please tell us whether you will classify the liability as current or non-current and why.

United States Securities and Exchange Commission

May 26, 2006

Please disclose the amount of redemption requirements as required by paragraph 8 of SFAS 129.

RESPONSE: The Company respectfully advises the Staff that, in connection with the preparation of its financial statements, it consulted with both the subject matter expert on stock-based compensation at the national office of its auditor, Ernst & Young LLP, and the National Director of Accounting at BDO Seidman, LLP, who was previously the subject matter expert on stock-based compensation at Arthur Anderson LLP.

The Company advises the Staff of the following relevant terms of the equity awards:

Award to Peter R. Gebauer

•	The Company has the right to buy all of the shares issued upon exercise of the option awarded to Mr. Gebauer 60 days after termination of Mr. Gebauer’s employment, 90 days after Mr. Gebauer’s death, or 270 days after Mr. Gebauer becomes disabled, at a price per share computed as three times gross sales for the most recent twelve months divided by the number of issued and outstanding common shares plus common shares under option. The Company’s right terminates upon a public offering.

•	Mr. Gebauer has the right to put the shares to the Company upon his termination of employment for any reason. The price is computed in the same manner as the Company’s right to purchase. Mr. Gebauer’s put right terminates upon a public offering and certain change-of-control transactions.

•	If Mr. Gebauer receives an offer to buy his shares, the Company has a right of first refusal to match the offer.

Awards to David B. Roberts

•	The Company has the right to buy all of the shares awarded to Mr. Roberts or issued upon exercise of the option awarded to Mr. Roberts upon termination of Mr. Roberts’ employment, at a price per share computed as three times gross sales for the most recent twelve months divided by the number of issued and outstanding common shares plus common shares under option. However, if the Company has completed any outside equity funding, the value imputed by the most recent equity funding replaces the computed price. The Company’s right terminates upon a public offering.

•	Mr. Roberts has the right to put the shares to the Company upon his termination of employment for any reason if the Company does not exercise its call right. The price is computed in the same manner as the Company’s right to purchase. Mr. Roberts’ put right terminates upon a public offering and certain change-of-control transactions.

•	If Mr. Roberts receives an offer to buy his shares, the Company has a right of first refusal to match the offer.

The Company advises the Staff of the following other relevant factors:

•	Unlike many private companies that keep their shareholder group small and limited to family members and current employees, the Company identified surgeons as a desirable

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May 26, 2006

source of equity capital as early as 1992. The Company began regularly selling shares to surgeons and others in private offerings beginning in 1998. The Company’s first common stock offering closed during September and October of 1998. Contemporaneous documents from the time of the Company’s first common stock offering demonstrate that the Company received a favorable response from surgeons and international distributors, exceeding its goal by 50%, and that the Company intended to conduct further offerings to these target groups in the future. The Company has needed the regular equity capital infusions and is comfortable with a large shareholder group. The principal common stock offerings have been as follows:

Date	Share Price	Type of Shares	Price / LTM Sales	Targeted Proceeds	Actual Proceeds
October 1998	$2.35	Common	5.0	500,000	750,000
December 1999	$3.62	Common	6.6	2,000,000	2,172,000
March 2001	$4.44	Common	5.4	2,000,000	2,525,000
December 2001	$6.13	Common	6.6	1,250,000	784,000
April 2003	$7.68	Common	4.0	1,500,000	1,518,000
May 2004	$8.73	Common	4.0	2,000,000	2,200,000
August 2005	$11.40	Common	4.0	2,500,000	3,000,000

•	At the time the Company granted the Gebauer and Roberts options, the Company’s existing debt agreement allowed the bank the right to disapprove of any transactions not in the bank’s best interests. The Company believes that the exercise of its call rights, which would result in substantial obligations to the Company, would very likely have been disapproved. Subsequently, the Company entered into a financing agreement with Brown Brothers Harriman and Company. While that agreement did not flatly prohibit the Company from exercising its call rights, exercise of those rights in 1998 would have caused the Company to violate three out of four financial covenants and exercise of the call rights thereafter would have had a similarly negative effect on covenant compliance in each year. Consequently, exercise of the call was effectively a prohibited transaction under both banking agreements.

The Company advises the Staff that, prior to its adoption of SFAS No. 123R on January 1, 2006, the Company accounted for option and restricted stock grants to employees in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company advises the Staff that Opinion 25 was the primary source of accounting guidance at the time of the Gebauer and Roberts grants and the adoption of the 1998 and 2000 Stock Option Plans. The Emerging Issues Task Force (EITF) issued interpretive guidance about Opinion 25. The most relevant EITF issues at the time of the grants and the adoption of the 1998 Stock Option Plan were:

•	84-18, “Stock Option Pyramiding,” which established that option shares were considered “immature” for six months after exercise of the options. As a result, the repurchase of option shares within six months of the employee’s exercise would trigger a new measurement of compensation.

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May 26, 2006

•	87-23, “Book Value Stock Purchase Plans,” which established guidance for formula price stock option and stock purchase plans, specifically requiring variable plan accounting for arrangements with mandatory provisions for the employer to repurchase the shares at a formula price.

The Company respectfully advises the Staff that the interpretations of Opinion 25 contained in FIN 44 and EITF 00-23 were issued subsequent to the time of the grants. The Company does not believe that there was consistent practice at the time of the grants regarding the applicable accounting principles later set forth in those interpretations.

The Company advises the Staff that under Opinion 25, shares repurchased within six months of exercise trigger a new measurement date for compensation. The Company advises the Staff that, for formula plans, the EITF reached a consensus that variable accounting applies to formula value option plans with a mandatory repurchase arrangement from grant until exercise of the options. Although the EITF does not give much rationale, the Company believes that the EITF viewed these plans as cash settled plans, like stock appreciation rights, because of the mandatory repurchase features.

Analysis of Accounting

Gebauer Options

The Company believes that fixed accounting, subject to a brief period described below for which variable plan accounting was used, is appropriate, because neither the put nor the call was likely to be exercised. Unlike the formula plans discussed in EITF Issue No. 87-23, the Gebauer agreement contains a Company call and an employee put rather than a requirement to sell the shares back to the Company upon retirement or termination of employment. While accountants sometimes view a combination of a written put and a purchased call to be the economic equivalent of a forward purchase contract, they are not the same. In a forward contract, the parties to the contract have no choice whether to exercise; exercise is automatic, like the required repurchase discussed in EITF Issue 87-23. With two options, exercise is at the discretion of the two parties. Although variable plan accounting was required at the date of grant, the Company had reasonable basis to believe that neither right was likely to be exercised following the first of the Company’s multiple rounds of sales of its common stock to a broad range of investors at a four times revenues valuation. After the completion of this round of common stock in October 1998, the Company believes, as discussed further below, a viable market for the Company’s common shares was established. The EITF consensus was predicated on an assumption that the mandatory repurchase ultimately would result in a cash settlement. That assumption would not apply to the Gebauer options following the Company’s first common stock offering and, accordingly, variable accounting would not apply from this time forward.

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May 26, 2006

The Company believes that the original intent of the put and call arrangement is informative on the subject of the likelihood of exercise:

•	The put formula price of three times sales was deliberately set at the low end of a fair value range provided to the Company by an investment bank in 1997 in order to help the Company evaluate liquidity and financing alternatives. The Company’s intent in setting the put price at the bottom of the range was to provide a form of worst case insurance for Mr. Gebauer if he wanted to sell his option shares and could not find a buyer. Both parties’ expectations were that it would be more advantageous to sell to another existing or potential investor than back to the Company. Because of this expectation, Section 3 of the Restricted Stock Agreement provides for a right of first refusal.

•	The principal purpose of the call right was to provide a remedy to protect the Company in the unlikely event of misconduct by Mr. Gebauer, by allowing the Company to take away his shares. The Company has, by means of a letter to Mr. Gebauer, clarified that the Company will only exercise the call right at fair value and will not exercise the call right until Gebauer has held his shares for a minimum of six months. The call was never intended to give the Company a favorable arbitrage opportunity on its shares.

The Company advises the Staff that it was considered unlikely on the date of grant that Mr. Gebauer would exercise his put right for the following reasons:

•	If Mr. Gebauer exercises his options while still actively employed, he is free to sell his shares to any qualified investor subject to the Company’s right of first refusal. Because the put price was at the low end of estimated fair value, it was expected that another buyer would offer a higher price. There is evidence of a viable market for these shares starting at the time of the Company’s first sale of its Common Stock in the fall of 1998. As noted above, the Company raised 50% more funds during this funding round than it had anticipated, on the strength of favorable responses from vascular surgeons and international distributors. The Company shortly thereafter began plans for a second funding round that raised over $2 million by December 1999. This offering validated the Company’s longstanding intention to raise equity from a broad pool of angel investors. In 1997, Mr. Gebauer already had over two decades of experience in the medical device industry and had cultivated numerous relationships with high-level industry professionals, wealthy surgeons and the principals of international product distributors. Many of these contacts have been key investors in the Company’s funding rounds and would be likely to be interested in acquiring additional shares of the Company’s stock. These individuals were, and continue to be, personal and professional contacts of Mr. Gebauer. In fact, in March 2006, Mr. Gebauer exercised a option to acquire 19,004 shares of common stock and subsequently sold these shares to two individuals at a $11.84 per share. This sale price represented a formula multiple of sales of four, as compared to the formula multiple of three.

•	Further evidence that Mr. Gebauer considered three time sales to be lower than fair value is that he purchased shares in the December 1999 offering at a price approximating four times sales.

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May 26, 2006

•	In addition, if Mr. Gebauer puts his shares to the Company, the Company is entitled to pay the purchase price over 36 months without interest. This payment term effectively reduces the amount Peter Gebauer would receive from the Company by 30% (based upon a net present value calculation using the Company’s 1997 weighted average cost of capital – 20.3% – as the discount rate) which provides further incentive to sell to a third party.

The Company advises the Staff that it was considered unlikely on the date of grant that the Company would exercise its call right for the following reasons:

•	Upon termination of employment, the Company was unlikely to exercise its call right, even though the formula price is lower than fair value, for a number of related economic reasons. At that time, the existing credit agreement, as previously discussed, effectively precluded the Company from exercising its right. Under the subsequent Brown Brothers Harriman debt agreement, exercise of the call right would have caused the Company to violate three of four financial covenants in 1998 and the subsequent exercise of the call rights in later years would have had a similarly negative effect on covenant compliance in each year. Further, the Company has typically operated with thin capitalization and minimum cash. Exercising the right would have required the Company to obtain additional financing immediately. The Company estimates that its weighted average cost of capital in 1997 was 20.3%, making it difficult to raise additional funds for a nonessential purpose like calling the shares. The Company’s investors would have reacted negatively to the Company selling shares to raise cash to redeem Mr. Gebauer’s shares. New investors would have been unlikely to invest for this use of proceeds.

Accordingly, the Company concluded that fixed accounting was appropriate for Mr. Gebauer’s options starting at the time of its first common stock offering when the Company sold its common stock to 27 individual non-institutional investors in September and October of 1998.

Roberts Options and Restricted Stock

Similarly, the Company believes that fixed accounting is appropriate, subject to a brief period described below for which variable plan accounting applies, because neither the put nor the call was likely to be exercised. The original intent of including put and call rights in the Roberts awards was the same as the original intent of including them in the Gebauer award. As is the case with the Gebauer award, the Company has, by means of a letter to Mr. Roberts, clarified that the Company will only exercise the call right at fair value and will not exercise the call right until Mr. Roberts has held his shares for a minimum of six months.

All of the reasons stated above for why it appeared unlikely in 1997 that either the puts or calls related to the Gebauer options would be exercised apply equally to the Roberts options and restricted shares. In 1997, Mr. Roberts had already, through his time at Stanford business school, his years in the venture capital world, and his position as director of finance and then vice president of a high-growth restaurant company, cultivated his own personal network of high net

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worth individuals who would potentially be interested in acquiring Mr. Roberts’ shares in the Company. Many of these contacts have been key investors in the Company’s funding rounds and would be likely to be interested in acquiring additional shares of the Company’s stock. These relationships were, and continue to be, personal and professional contacts of Mr. Roberts. In addition, it should be noted that it was impossible for Mr. Roberts to put his shares to the Company within six months of an option exercise, because he was permitted to put his shares only if the Company’s call right had expired unexercised, and the Company’s call right extends for twelve months after termination of employment.

Accordingly, the Company concluded that fixed accounting is appropriate for Mr. Roberts’ options and restricted stock following the closing of the Company’s 1998 sale of common stock to 27 individual non-institutional investors because of the low probability that the Company will purchase the shares at the formula price, as described above.

*         *         *

The Company, as a nonpublic entity that did not use the fair-value method of accounting for either recognition or pro forma disclosures under SFAS 123, and instead used the minimum value method, is required to apply the prospective transition method upon adoption of SFAS 123R, effective January 1, 2006. Under the prospective method, the Company must continue to account for any existing awards at the required effective date, January 1, 2006, using the accounting principles originally applied to those awards. Since the options and awards in question were accounted for under APB 25 as equity awards, the Company determined that it was required under the prospective method to continue this basis of accounting until which time the Company modifies, repurchases or cancels the awards or becomes a public entity.

However, under SAB 107, the Company became a public entity on April 25, 2006, the date on which the Company first filed its initial registration statement with the SEC. Upon filing, the Company became obligated to apply the modified prospective transition method commencing upon the date of filing and not prior to such date.

This conclusion is supported by SAB 107, Section B. “Transition from Nonpublic to Public Entity Status.” Question 1 and the Interpretive Response therein provide by way of example that that the method of assigning value to options (the calculated method) should be continued to be used until the date the nonpublic entity first files a registration statement. Although this example does not specifically address the change in classification from an equity to a liability award, the Company believes that the change from an equity award to a liability award based solely upon a transition to public company status is an analogous situation. The Company concluded that Section B, Question 1 of SAB 107 represents the most analogous example within authoritative guidance of the transition from a nonpublic entity to a public entity in connection with the adoption of SFAS 123R using the prospective-transition method.

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May 26, 2006

As of April 25, 2006, the awards classified as equity under APB 25 will be required to be classified as liability awards. Consequently, in connection with the preparation of the Company’s interim financial statements for the quarter ending June 30, 2006, the Company will recognize the liability at fair value through a cumulative effect adjustment for a change in accounting principle.

Upon the completion of a public offering, the redemption features of these instruments terminate, at which time these liabilities would no longer be recognized on the balance sheet.

For the stock awards classified as liability awards, fair value will be based upon the formula price, which is the amount that would be settled in cash in the unlikely event that the redemption or call feature were exercised. With respect to the options, fair value will be determined using the Black-Scholes valuation method and assumptions consistent with the Company’s valuation of other stock options, with the exception that the formula price will be substituted for the fair value of the common stock.

In the Company’s initial filing of its Form S-1, the Company used the formula value as the basis of its estimate of fair value as of December 31, 2005 because the disclosure coincided with the date of the financial statements. The Company agrees with the Staff that the more appropriate date for which the fair value should be disclosed is April 25, 2006, the first date on which the Company is considered a public company.

We note that the Staff clarified in SAB 107 that registrants must concurrently evaluate in connection with the adoption of SFAS 123R whether the terms of instruments granted in conjunction with share-based payment arrangements with employees that are not classified as liabilities under SFAS 123R result in the need to present certain amounts outside of permanent equity in accordance with ASR 268 and Topic D-98. ASR 268 and Topic D-98 are not required for nonpublic companies, but are mandatory for SEC registrants which, based on SAB 107 guidance is the date of the Company’s initial filing, April 25, 2006. As noted above, the Company believes that SFAS 123R, evaluated in conjunction with SAB 107, Section B, requires that these awards be classified as liabilities upon the initial filing date. Accordingly, on the date that the Company’s share-based payments were subject to ASR 268 and Topic D-98, these awards were properly classified as liabilities and therefore outside the scope of ASR 268. Moreover, the Company notes that classifying these awards as mezzanine equity at March 31, 2006 and as liabilities at June 30, 2006 would be confusing and potentially misleading to the investing public.

Upon recognition of the awards as a liability, the Company will classify the amounts as non-current because upon an initial public offering the redemption features for these awards will immediately terminate. Consequently, current assets will not be used to extinguish the liability which will be reclassified to additional paid-in capital upon the effectiveness of the registration statement. Furthermore, as discussed in the first part of this response, the exercise of the put

United States Securities and Exchange Commission

May 26, 2006

feature is highly unlikely based on the fact that the formula value is, and has consistently been, significantly below fair value.

The Company has disclosed the amount of the fair value of these awards in Note 9. Since the redemption features are fully exercisable as of April 25, 2006, there is no five year disclosure requirement.

43.	Please tell us and disclose the valuation method and significant assumptions used to determine the fair value each of the stock options issued to non-employees of $45,000, $41,000 and $31,000 in 2003, 2004 and 2005, respectively.

RESPONSE: The Company supplementally advises the Staff that the valuation method used to determine the fair value of each of the stock options issued to non-employees in 2003, 2004 and 2005 was the Black-Scholes model. The Company advises the Staff that the assumptions used in the model are as follows: (i) the fair market value used in the model was the fair market value of the price of the Company’s common stock at grant date as determined by the Company’s board of directors; (ii) the option price used in the model was the grant price at grant date, which in each case was the fair market value at date of grant (at the money) as described above; (iii) the life of the options used in the model in 2005 was the expected term, using the “simplified” method as described in SFAS No. 123R, per SAB 107. This expected term was presumed to be the mid-point between the vesting date and the end of the contractual term. In 2004 and 2003, the life of the options was five years, which is the mid-point between the grant date and the termination date of the term of the option. This represented the best estimate of the Company to determine the expected term prior to the guidance in SFAS No. 123R; (iv) the risk-free rate used in the model was the U.S. Treasury constant maturity rate based on the expected term of the option; (v) the dividend used in the model was zero; and (vi) the volatility used in the model was assumed to be the average volatility for publicly traded companies in the Company’s peer industry group. In 2005, the Company performed a volatility analysis for 15 small-cap vascular device companies it tracked on a routine basis and determined 65% to be the average volatility for this group. In 2004 and 2003, the Company estimated 80% to be the average volatility of comparable companies prior to the development of a specific peer industry group. The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages F-26 of Amendment No. 2.

44.	Please provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options and warrants granted or issued during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation recognized until you provide the estimated offering price and we may have further comments in this regard when the amendment containing that information is filed.

United States Securities and Exchange Commission

May 26, 2006

RESPONSE: To facilitate the Staff’s review of the Registration Statement to the extent such review is impacted by the valuation of the Company’s common stock, the Company supplementally advises the Staff that it has been advised that the price range for the Common Stock to be sold in the proposed initial public offering is expected to be between $10.00 and $12.00 per share. The Company advises the Staff that it did not include a price range in the prospectus contained in Amendment No. 2 because it felt that it was too difficult to firmly estimate what the price will ultimately be. Nevertheless, the Company feels that it can provide an estimated price range that the Company would expect to use, assuming market conditions are favorable. While still subject to adjustment based on factors outside of the Company’s control, the Company believes the range is not subject to an undue risk of material revision. The Company notes that during the twelve-month period ended March 31, 2006, the Company granted stock options with exercises prices ranging from $11.11 to $11.84 per share.

Endomed Financial Statements, page F-33

Statements of Cash Flows of Business Acquired, page F-36

45.	Please reconcile the amount of proceeds from advance from LeMaitre Vascular with the amount shown in your balance sheet and notes to the financial statements. Please also tell us why you show a line for proceeds from long-term debt.

RESPONSE: Based on the change in the basis of presentation of the Endomed financial statements in the response to comment 46, the cash flows have been revised to conform to the revised presentation.

Note 1. Significant Accounting Policies and Related Matters, page F-37

Acquisition of Endomed by LeMaitre Vascular, Inc, page F-3 7

46.

We note that you refer to the financial statements as those of “Endomed.” We also note that the financial statements appear to represent less than the full audited financial statements of Endomed. As you appear to have acquired substantially all of Endomed’s

United States Securities and Exchange Commission

May 26, 2006

key operating assets, please explain how you have complied with the requirements of Rule 3-05 of Regulation S-X which requires you to include complete audited financial statements of Endomed. Please note that any waiver requests for substitutions of abbreviated financial information in lieu of full financial statements should be addressed to the Division of Corporation Finance’s Chief Accountant’s Office.

RESPONSE: The Company advises the Staff that the Company has amended the Registration Statement to refer to the financial statements of Endomed, Inc., which have been revised to reflect the full operating results and cash flows of Endomed, Inc. The Company’s previous presentation did not include interest expense on notes payable to shareholders since the Company did not assume these liabilities. In order to present the Company’s full operations and cash flows, interest expense on these notes payable to the shareholders of $341,757 in 2004 and $25,944 in the period ended February 2, 2005 have been included in the amended Statements of Operations. In addition, the Company supplementally advises the Staff that the most recent audited annual balance sheet date of the Registrant as included in the Registration Statement is as of a date of December 31, 2005, i.e., after the consummation of the acquisition of Endomed on February 2, 2005. Therefore, pursuant to Rule 3-05(b)(4)(iv) of Regulation S-X, a separate audited balance sheet of Endomed, Inc. is not required to be included in the Registration Statement. We have therefore amended the Registration Statement in Amendment No. 2 to remove the Statements of Assets Net Liabilities of Endomed and related footnotes. The Statement of Operations of Endomed, Inc. and Statements of Cash Flows of Endomed, Inc. have also been amended to reflect the complete operations of Endomed, Inc.

Revenue Recognition, page F-37

47.	Please tell us and clarify when you record revenues under consignment arrangements. That is, tell us at what point “the customer accepts title to the consigned products.”

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see the revisions on page F-39 to Amendment No. 2. The Company supplementally advises the Staff that a small portion of Endomed’s revenues are handled on a consignment basis. Consignment sales are nearly exclusively transacted through end-users, and not the end users of the product, which typically are hospitals. When consigned inventory is shipped to distributors it is neither invoiced nor recognized as revenue, nor has title of the inventory transferred. Revenue is not recorded until the Company is notified by the end-user of a sale or usage of the consigned product at which time acceptance has occurred and title has transferred.

Research and Development Costs, page F-38

48.	Please reconcile the royalties included in R&D expenses of $20,902 million for the period from January 1, 2005 to February 2, 2005 with your statement of operations.

United States Securities and Exchange Commission

May 26, 2006

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on page F-39 of Amendment No. 2.

Note 5. Income Taxes, page F-41

49.	Please provide all of the disclosures required by SFAS 109.

RESPONSE: Based on the change in presentation of Endomed, Inc.’s financial statements in the registration statement to full financial statements, an income tax provision and related net operating loss (NOL) disclosure is appropriate. Since the company has incurred an operating loss in 2004 and 2005, there is no basis for the recognition of a tax benefit. Consequently, no tax provision has been recognized. The NOL carry-forward has been disclosed. Since under the revised presentation a balance sheet is no longer presented, the components of deferred tax assets and liabilities otherwise required under SFAS No. 109 is not required.

Issuances of Capital Stock in Connection with Acquisitions, page II-3

50.	Please state the facts relied upon to make an exemption available for each transaction described in this section. For example, what number of investors was involved in each transaction? How did you determine whether they were accredited investors?

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages II-3 and II-4 of Amendment No. 2.

Exhibits

51.	Please provide us all required exhibits with your next submission. We note you have not filed your debt agreements as described on page 47, your agreement with Endomed, or your distributor agreements describe on page 65 as exhibits.

RESPONSE: The Company has filed all required exhibits with Amendment No. 2 other than the legal opinion and form of underwriting agreement. The form of the legal opinion will be provided supplementally to the Staff via overnight courier for its consideration. The Company expects to finalize the form of underwriting agreement shortly and will provide a copy of the agreement to the Staff as soon as it is available. The Company advises the Staff that it has filed with Amendment No. 2 the debt agreements described on page 48 (other than the term note agreement, which will be retired following the public offering, and the IPO success fee agreement, which will be paid following the public offering, each as described in Amendment No. 2) and the Endomed agreements. The Company supplementally advises the Staff that it does not consider any of its distributor agreements to be agreements that are required to be filed as

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May 26, 2006

exhibits to the Registration Statement under Item 601(10) of Regulation S-K in that each such agreement was made it the ordinary course of its business and is the type of agreement that ordinarily accompanies the kind of business conducted by the Company. The Company supplementally advises the Staff that no one distributor that is the subject of any such agreement accounted for more than 4% of the Company’s total net sales during the twelve months ended March 31, 2006. In addition, the Company advises the Staff that it has revised the Registration Statement to provide additional disclosure regarding the nature and content of its distributor agreements. Please see revisions on pages 8 and 66 of Amendment No. 2.

52.	We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

RESPONSE: The Company confirms to the Staff its understanding that all comments must be resolved and its application must be complete before the Staff may accelerate the effective date of the Registration Statement.

Undertakings, page II-2

53.	Please include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6). See Rule 430C(d) and Rule 424(b)(3).

RESPONSE: The Registration Statement has been revised in response to the Staff’s comments. Please see revisions on pages II-6 of Amendment No. 2.

If you require additional information, please telephone either Mitchell S. Bloom at (617) 570-1055 or the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

cc:	Aaron M. Grossman, Esq. (LeMaitre Vascular, Inc.)

Mitchell S. Bloom, Esq. (Goodwin Procter LLP)

Susan W. Murley, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)

Nicole G. Fitzpatrick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)